09055704

UNITED STATES
[SECURIT]IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section

FEB 26 2009

Washington, DC
110

SEC FILE NUMBER
8- 67616

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING March 21, 2007 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TPG Capital BD, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 Commerce Street, Suite 3300
(No. and Street)

Fort Worth	TX	76102
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Martin L. Davidson — 817-871-4000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

201 Main Street, 9th floor	Fort Worth	TX	76102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Martin L. Davidson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TPG Capital BD, LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHRISTIE GARRISON
MY COMMISSION EXPIRES
July 24, 2012

Signature

Financial Operations Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents

KPMG

KPMG LLP
900 Wells Fargo Tower
201 Main Street
Fort Worth, TX 76102-3105

Independent Auditors' Report

The Member
TPG Capital BD, LLC:

We have audited the accompanying statements of financial condition of TPG Capital BD, LLC (the Company) as of December 31, 2008 and 2007, and the related statements of operations, changes in member's equity, and cash flows for the year ended December 31, 2008 and the period March 21, 2007 (inception) through December 31, 2007 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TPG Capital BD, LLC as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the year ended December 31, 2008 and the period March 21, 2007 (inception) through December 31, 2007 in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 23, 2009

		December 31, 2008		December 31, 2007
ASSETS				
Cash and Cash Equivalents	$	519,579	$	511,167
Due from Affiliates		327,115		-
Other Assets		12,735		7,498
Total Assets	$	859,429	$	518,665
LIABILITIES AND MEMBER'S EQUITY				
Liabilities				
Due to Affiliates	$	-	$	152,737
Other Liabilities		14,331		95,180
Total Liabilities		14,331		247,917
Member's Equity		845,098		270,748
Total Liabilities and Member's Equity	$	859,429	$	518,665

See accompanying notes to financial statements.

	Year Ended December 31, 2008	Period March 21, 2007 (inception) through December 31, 2007
REVENUES		
Consulting Income from Affiliate	$ 3,100,000	$ 775,000
Other Income	8,412	11,794
Total Revenues	3,108,412	786,794
EXPENSES		
Administrative Services from Affiliate	2,213,803	754,334
Professional Services	314,050	261,712
Total Expenses	2,527,853	1,016,046
Income (Loss) Before Income Taxes	580,559	(229,252)
Income Taxes	6,209	-
Net Income (Loss)	$ 574,350	$ (229,252)

See accompanying notes to financial statements.

TPG Capital BD, LLC

Statements of Changes in Member's Equity

		Member's Equity
	Balance at March 21, 2007 (inception)	$ -
Contribution from Member		500,000
Net Loss		(229,252)
	Balance at December 31, 2007	270,748
Net Income		574,350
	Balance at December 31, 2008	$ 845,098

See accompanying notes to financial statements.

		Year Ended December 31, 2008		Period March 21, 2007 (inception) through December 31, 2007
CASH FLOWS FROM OPERATING ACTIVITIES				
Net Income (Loss)	$	574,350	$	(229,252)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by Operating Activities:				
Net Change In Due From/To Affiliates		(479,852)		152,737
Increase in Other Assets		(5,237)		(7,498)
Increase (Decrease) in Other Liabilities		(80,849)		95,180
Net Cash Provided by Operating Activities		8,412		11,167
CASH FLOWS FROM FINANCING ACTIVITIES				
Capital Contribution		-		500,000
Net Cash Provided by Financing Activities		-		500,000
Net Change in Cash and Cash Equivalents		8,412		511,167
Cash and Cash Equivalents at Beginning of Period		511,167		-
Cash and Cash Equivalents at End of Period	$	519,579	$	511,167

See accompanying notes to financial statements.

(1) Organization and Business Description

TPG Capital BD, LLC (the "Company") is a Texas limited liability company organized on March 21, 2007 and is 100% owned by TPG Capital, L.P. ("Parent" or "Member"). The Member's liability for the debts of the Company or any of its losses is limited to the amount of the Member's capital contributions.

The Company is a registered broker-dealer under the Securities and Exchange Act of 1934 engaging in the private placements of securities. The securities that the Company offers consist primarily of investment fund securities issued by certain "private equity" funds and other funds that the Company's Parent and affiliates manage individually or through their principals.

(2) Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been presented on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles (U.S. GAAP). Amounts reflected in this financial statement are in U.S. dollars.

Income Taxes

The Company is a disregarded entity that is not treated as separate from the Member, which is treated as a Partnership for U.S. income tax purposes. As such, no federal income taxes have been provided for by the Company in the accompanying financial statements as the Member is individually responsible for reporting income or loss based upon its share of the Company's income and expenses as reported for income tax purposes. However, the Company has provided for state income taxes on its trade and business activities of $6,209 and $0 for the year ended December 31, 2008 and the period March 21, 2007 (inception) through December 31, 2007, respectively.

Recent Accounting Pronouncements

In June 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 requires companies to recognize the tax benefits of uncertain tax positions only when the position is "more likely than not" to be sustained assuming examination by tax authorities. The tax benefit recognized is the largest amount of benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement. FIN 48 is to be effective for fiscal years beginning after December 15, 2007. In accordance with FSP FIN 48-3, the Company has elected to defer the adoption of FIN 48. The Company currently anticipates adopting FIN 48 as of the beginning of its fiscal year ending December 31, 2009. Pending the adoption of FIN 48, the Company accounts for uncertain income tax positions by evaluating the exposure associated with various tax filing positions and accruing charges for probable exposures based on the amount of liability that can be reasonably estimated. Adoption of FIN 48 is not expected to have a material impact on the Company's financial statements.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Significant Accounting Policies – continued

Revenue Recognition
Consulting fee income represents advisory fees in accordance with the Private Placement Services Agreement (the "Agreement") with the Parent, and are recognized as earned.

Cash and Cash Equivalents
Cash and Cash Equivalents include cash on deposit with banks, investments in money market funds and other short-term investments with an initial maturity of 90 days or less.

(3) Net Capital Requirements
As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate debit balances, as defined in the Securities and Exchange Commission's Reserve Requirement (Rule 15c3-3). During the first 12 months of operations, the minimum net capital was defined as the greater of $5,000 or 12.5% of aggregate debit balances. At December 31, 2008, the Company had net capital of $505,248 and was $500,248 in excess of its required net capital of $5,000. At December 31, 2007, the Company had net capital of $253,230 and was $222,241 in excess of its required net capital of $30,989.

(4) Rule 15c3-3
The Company is exempt from Rule 15c3-3 under subsection (k). Under this exemption, *the Computation for Determination of Reserve Requirements* and *Information Relating to the Possession or Control Requirements* are not required.

(5) Related Party Transactions
The Parent provides administrative services to the Company as necessary to support the operation of the Company's current business. During the year ended December 31, 2008 and the period March 21, 2007 (inception) through December 31, 2007, the Company incurred expenses of $2.2 million, and $0.8 million, respectively, to the Parent for administrative services provided under the Agreement. Amounts due to and due from affiliates on the Statement of Financial Condition represents balances with the Parent related to accrued revenue and expenses.

Schedule I
TPG Capital BD, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

		December 31, 2008		December 31, 2007
Total Member's Equity per the Accompanying Financial Statements	$	845,098	$	270,748
Less:				
Nonallowable Assets		339,850		7,498
Haircut on Securities		-		10,020
Net Capital		505,248		253,230
Computation of Basic Net Capital Requirements:				
Minimum Net Capital Required (the greater of $5,000 or 6 2/3% of Aggregate Indebtedness ("AI"); in first 12 months of operations, the greater of $12,500 or 12.5% of AI)		5,000		30,989
Excess Net Capital	$	500,248	$	222,241
Aggregate Indebtedness	$	14,331	$	247,917
Ratio of Aggregate Indebtedness to Net Capital		0.03 to 1		1.12 to 1

Note: There are no material differences from the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2008 and 2007.

See accompanying independent auditors' report.

KPMG LLP
900 Wells Fargo Tower
201 Main Street
Fort Worth, TX 76102-3105

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Member
TPG Capital BD, LLC:

In planning and performing our audits of the financial statements of TPG Capital BD, LLC (the Company), as of December 31, 2008 and 2007 and for the year ended December 31, 2008 and for the period March 21, 2007 (inception) through December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in

conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 and 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 23, 2009

TPG Capital BD, LLC

Financial Statements
(with Independent Auditors' Report Thereon)
December 31, 2008 and 2007